U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
1.  Name of the Registrant: Ensco plc
2.  Name of person relying on exemption: Arrowgrass Capital Partners (US) LP
3.  Address of person relying on exemption: 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019
4.  Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

On September 13, 2017, Arrowgrass Capital Partners (US) LP (“Arrowgrass”) established a website to communicate with shareholders of Ensco plc (“Ensco”) regarding Ensco’s proposed merger with Atwood Oceanics, Inc.

Arrowgrass is not soliciting proxies relating to the Ensco or Atwood special shareholder meetings and does not have the authority to vote your proxy. Arrowgrass is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

The website address is www.saveensco.com. The following materials were posted by Arrowgrass to www.saveensco.com: